UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
necoBrands, Inc

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> May 17, 2021

Physical address of issuer
70 S Sandusky St., Ste. 210, Delaware, OH 43015

Website of issuer
https://necobrands.com/

Name of co-issuer
necoBrands

Legal status of co-issuer

> ***Form***
> Corporation

Jurisdiction of Incorporation/Organization
Ohio

Date of organization
February 13, 2020

Physical address of co-issuer
70 S. Sandusky Street, Delaware, OH 43015

Website of co-issuer
https://necotechusa.com/

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$249,236.13	$58,848.00
Cash & Cash Equivalents	$215,673.45	$28,379.00
Accounts Receivable	$0.00	$24,786.00
Short-term Debt	$42,434.83	$14,535.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$881,965.00	$267,708.00
Cost of Goods Sold	$48,815.33	$0.00
Taxes Paid	$1,015.32	$0.00
Net Income	-$90,341.35	-$19,337.00

August 21, 2023

FORM C-AR

necoBrands, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by necoBrands, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://necobrands.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

necoBrands, Inc (the "Company") is a Delaware Corporation, formed on May 17, 2021. The Company is currently also conducting business under the name of necoTECH.

The Company is located at 70 S Sandusky St., Ste. 210, Delaware, OH 43015.

The Company's website is https://necobrands.com/.

The information available on or through our website is not a part of this Form C-AR.

necoBrands (the "Co-Issuer") is an Ohio Corporation, formed on February 13, 2020. The Co-Issuer is currently also conducting business under the name of Steve Flaherty.

The Co-Issuer is located at 70 S. Sandusky Street, Delaware, OH 43015.

The Co-Issuer's website is https://necotechusa.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Decarbonizing the construction industry by utilizing more advanced equipment, and creating eco-friendly materials to improve performance, increase safety, and make our infrastructure more sustainable for decades to come.

RISK FACTORS

Risks Related to the Company's Business and Industry

Technologies require further development and may not prove economical or fully feasible to bring to market at scale.

DoD Phase development work isn't guaranteed to develop into large scale government contracts.
Military needs are different than traditional markets and while scope is similar, the success in a military market doesn't guarantee success in large conventional markets.

Some of our team is part-time and while everyone intends to come on full time, there is risk that they don't.

Our technologies are going into established industries with specs around materials and processes that sometimes don't adapt to innovation as it occurs.
Therefore, there is risk of not being able to get all our material mix designs to fit into existing or new specifications. We expect to operate in a highly competitive environment in the future.

The ability to obtain human financial capital are always risks for startups. While we have a solid team and have been able to "bootstrap" to this point, the next road ahead will require strong efforts on both fundraising and adding to the team. We have a solid plan for both, but there's always risk in achieving the plan for
each.

Our short operating history may make it difficult to evaluate our business and future prospects.
We have provided financials prepared through year-end 2020; however, there is no guarantee that past financials will be indicative of future financials or that any financial projection will be achieved.

We license technology from national entities and are dependent on the licensors for use and protection of the technology.

Our use of the technology is granted to us through license agreements, the termination of which could have a material adverse effect on our business.

We have discretion over how we use the proceeds of this offering.
Although we have identified certain anticipated uses of the offering, we may determine that it is in the Company's best interests to allocate the proceeds other than currently designated. In addition, some of our contracts require that proceeds be allocated in specific ways, which may include set compensation for our team members or payments to university or non-profit contractors.

Our future success depends on the efforts of a small management team, which currently consists of one individual serving as the Company's sole director and officer.
The loss of services of the member(s) of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Decarbonizing the construction industry by utilizing more advanced equipment, and creating eco-friendly materials to improve performance, increase safety, and make our infrastructure more sustainable for decades to come.

Business Plan - The Company

See attached.

Business Plan - The Co-Issuer

necoBrands (the "Co-Issuer") was formed by or on behalf of the Company on Ohio in Ohio and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Asphalt	Researching recycled asphalt made at batch plants and sold to paving companies	The current market does not utilize efficient production machines or highly recycled materials

100% recycled asphalt that is more efficiently produced. Direct proceeds won't fund the full effort but will contribute to leveraging our relationships to launch the facility.

We partner with an existing site to co-locate our plant at their facility and then provide material for some of the customer bases, essentially selling through them.

Competition

The Company's primary competitors are Existing Asphalt Plants.

We've partnered with the largest asphalt producer in the country to collaborate instead of compete.

Supply Chain and Customer Base

We've partnered with Shelly Materials company to supply the raw materials and facilities needed to produce our product.

U.S. Military Bases, Public Airports, National Park Sites, State Park Sites.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/440,299	System and Method for Rapid Concrete Deployment	Method for deploying concrete rapidly	December 5, 2022		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90498232	recycling, asphalt, concrete, recycled plastic	4000	January 29, 2021	May 2, 2021	US

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
US Army Engineer Research Development Center	necoTECH LLC	full exclusive with sub-license rights.	March 22, 2041
NASA	necoTECH LLC	non-exclusive startup license.	June 19, 2038
US Air Force Civil Engineering Center	necoTECH LLC	non-exculsive	April 30, 2039

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 70 S Sandusky St., Ste. 210, Delaware, OH 43015

The Company has the following additional addresses:

The Company conducts business in Ohio.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
necoTECH LLC	Limited Liability Company	Ohio	September 21, 2019	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Flaherty

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO & Founder necoTech 2019-Present CE0 & Founder necoPlastics 2008-Present

Education

Miami University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Flaherty

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO & Founder necoTech 2019-Present CE0 & Founder necoPlastics 2008-Present

Education

Miami University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 9 employees in Ohio and Michigan.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has 7 employees in Ohio, United States of America and Michigan, United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	NA
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, these interest holders can vote to change the terms of the SAFE agreement without each individual investor's consent. The Company may offer subsequent convertible or equity securities to new investors. Such securities may or may not trigger conversion of the SAFE. If converted into equity securities of the Company, the Investor's interest may be diluted by subsequently-issued securities, which means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. Subsequently- issued securities may also contain rights different from those being offered herein. If the SAFE converts to equity securities in the Company, the holders of subsequently-issued securities may have the ability to limit any voting or other rights

	granted to current Investors in or subsequent to the conversion. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	0	$270,425.00	R and D of Tech, hiring and operations, marketing, travel, and WeFunder fees	October 31, 2023	Regulation CF

Ownership of the Company

The Company is owned by Steve Flaherty.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Steve Flaherty	100.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Co-Issuer by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	270,425
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFE Post-Money Valuation Cap: $20,000,000. Discount is 20%
Percentage ownership of the Co-Issuer by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Co-Issuer has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	Ramp
Amount outstanding	$42,434.83
Interest rate and payment schedule	Paid off monthly. No interest paid.
Amortization schedule	Paid off monthly
Describe any collateral or security	Unsecured
Maturity date	January 1, 2023
Other material terms	

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

The company is owned by Steve Flaherty

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Steve Flaherty	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

For the period ended December 31, 2021, the Company had revenues of $267,708 compared to the year ended December 31, 2020, when the Company had revenues of $61,710 - Assets. As of December 31, 2021, the Company had total assets of $58,848, including $28,379 in cash. As of December 31, 2020, the Company had $77,551 in total assets, including $66,551 in cash. - Net Income. The Company has had net losses of $19,337 and net losses of $28,240 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively. Liabilities. The Company's liabilities totaled $14,535 for the fiscal year ended December 31, 2021 and $48,000 for the fiscal year ended December 31, 2020.

NA

Liquidity and Capital Resources

On April 30, 2023, the Company conducted an offering pursuant to Regulation CF and raised $270,425.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Steve Flaherty
Relationship to the Company	CEO
Total amount of money involved	$5,300.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Other
Related Person/Entity	Steve Flaherty
Relationship to the Company	CEO
Total amount of money involved	$3,600.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Other

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steve Flaherty
(Signature)

Steve Flaherty
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Stephen Flaherty
(Signature)

Stephen Flaherty
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steve Flaherty
_____
(Signature)

Steve Flaherty
_____
(Name)

CEO
_____
(Title)

_____

August 21, 2023

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A – Company's business plan

EXHIBIT B – Combined 2021 and 2022 financial statements

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer
Financial Statements of Company and Co-Issuer

Safe & Sustainable Asphalt

necoTECH

The Road Forward

A Vision for Net Zero Carbon Emissions
for the Asphalt Pavement Industry

necoTECH




38% of CO2
emissions globally


$369 billion of
climate funding


$1.2 trillion of
infrastructure funding



necoTECH


Patented process for **100% Reclaimed** Asphalt Pavement (RAP) vs. 20%


Co-locating through partnership on existing asphalt facilities


50-70% lower emissions with half the footprint & waste material utilization

RAP Economics

$3.7M capex per plant	**100/ton/hr.** capacity	**$6.6M in** revenue per plant	**EBITDA** margin of **+30%**

$66M yearly revenue (10 plants in 5 years)

Building the first sustainably branded asphalt
necoPave

necoTECH









The necoAdvantage

Non-dilutive government funding for our R&D to de-risk future technologies

- 13 contracts over 3 years totaling ~$2M to develop solutions for specific DoD problems
- These products must have a dual-use in the commercial market
- Both the R&D and profits have a trickle-down effect allowing us to ramp up the growth of our RAP plants

necoTECH

Team & Advisors

10 *person team*

***>75** yrs.* *cum. industry experience*

9 *companies exited*

270 *investors in community round now part of the necoFamily*

FAST COMPANY
Most Innovative Companies 2023

Small and Mighty: < 10 Employees
These tiny companies are powered by outsize ingenuity and resourcefulness.

necoTECH

Partners

Government

Army Corps of Engineers, ERDC

United States Air Force Civil Engineering Center (AFCEC)

National Aeronautics and Space Administration (NASA)

BRITE Energy Innovators: Ohio's energy technology incubator



Academia









Commercial

DANNAR: Heavy Duty EV vehicle chassis.

Robotic Maintenance Vehicle (RMV): Crack Sealing Robot.

Roadway Management Technologies: Real-time solution for pavement performance analytics.

The Pavement Group: Paving partner and advanced technology for paving maintenance.

And many more!



necoTECH

P&P Timeline

June 6, 2023 - Summit

May
- Featured as 1 of 9 companies at 2nd annual America's Seed Fund Startup Expo
- 1 of 40 companies selected to present at NREL IGF
- 1 of 24 companies selected for the Celebration of Construction on the National Mall
- Met with 9 congressional delegates in DC to represent the construction industry

April
- Awarded 3 Phase I AFWERX STTR Contracts
- Formalized agreement with manufacturer of RAP plant
- Formalized agreement with asphalt partner

Mar 23, 2023 - Orientation

necoTECH

Projections



Revenue growth will be compounded by our new products

Started with **~$650,000** for product development from the Department of Defense in 2020

Recently award **11th, 12th, and 13th AFWERX contracts** since 2020

30 - 40% margins in private sector contracts

Completed a $270k crowdfunding campaign through **WEFUNDER**

necoTECH

We are raising **$5M** to build the world's first sustainable asphalt at scale



Build and staff 10 recycled asphalt plants over the next 5 years



Place key hires in business development, product management, material science, and engineering

necoTECH



necoTech, LLC
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (8568)	0.00
Total Bank Accounts	$ 0.00
Accounts Receivable	
ACCOUNTS RECEIVABLE	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
Employee Receivable	0.00
Total Other Current Assets	$ 0.00
Total Current Assets	$ 0.00
Fixed Assets	
1978 JetVet	0.00
A/D - 1978 JetVet	0.00
Total 1978 JetVet	$ 0.00
Intangible Assets	
Patent - ERDC	0.00
A/A - Patent ERDC	0.00
Total Patent - ERDC	$ 0.00
Patent - USAF	0.00
A/A - Patent USAF	0.00
Total Patent - USAF	$ 0.00
Total Intangible Assets	$ 0.00
Total Fixed Assets	$ 0.00
TOTAL ASSETS	$ 0.00
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Ramp Credit Card	0.00
S. FLAHERTY (9473)	0.00
Total Credit Cards	$ 0.00
Other Current Liabilities	
Deferred Revenue	0.00
Total Other Current Liabilities	$ 0.00
Total Current Liabilities	$ 0.00
Total Liabilities	$ 0.00
Equity	
Paid-in Capital	0.00
Retained Earnings	0.00

Net Income		0.00
Total Equity	$	**0.00**
TOTAL LIABILITIES AND EQUITY	$	**0.00**

Saturday, Aug 19, 2023 07:19:47 PM GMT-7 - Accrual Basis

necoTech, LLC
Profit and Loss
January - December 2021

		Total
Income		
Revenue		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
Direct		
Direct Costs		
Material		0.00
Shipping, Freight & Delivery		0.00
Total Direct Costs	$	**0.00**
Total Direct	$	**0.00**
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Charitable Contributions		0.00
Facilities		
Rent/ Lease - Warehouse		0.00
Total Facilities	$	**0.00**
Fringe		
Payroll Taxes		0.00
Workers Comp Insurance		0.00
Total Fringe	$	**0.00**
General and Administrative		
Bank Charges & Fees		0.00
GA Conferences & Events		0.00
GA Dues and Subscriptions		0.00
GA Marketing/Advertising		0.00
GA SaaS		0.00
GA Small Equipment and Furniture		0.00
GA Supplies		0.00
GA Training and Seminars		0.00
GA Travel		
GA Auto Fuel/Car Charging		0.00
Total GA Travel	$	**0.00**
Licenses and Taxes		
City Income Tax		0.00
Licenses and Permits		0.00
Total Licenses and Taxes	$	**0.00**
Payroll Processing Fees		0.00
Postage and Delivery		0.00
Professional Services		0.00
Accounting		0.00

Contractors		0.00
Legal		0.00
Total Professional Services	$	**0.00**
Telephone		0.00
Website Hosting		0.00
Total General and Administrative	$	**0.00**
Internal Research and Development		
IRAD - Professional Services for Testing		0.00
IRAD Contract Overhead		0.00
IRAD Materials - Custom Items		0.00
Total Internal Research and Development	$	**0.00**
Overhead		
OH Conferences and Events		0.00
OH Labor and Personnel		0.00
OH Travel		
OH Air Travel		0.00
OH Auto Fuel/Car Charging		0.00
OH Auto Rental		0.00
OH Lodging		0.00
OH Meals		0.00
OH Parking and Tolls		0.00
Total OH Travel	$	**0.00**
Total Overhead	$	**0.00**
Total Expenses	$	**0.00**
Net Operating Income	$	**0.00**
Other Income		
Awards		0.00
Grants - Taxable		0.00
Total Other Income	$	**0.00**
Other Expenses		
Amortization Expense		0.00
Depreciation - 100% Bonus		0.00
Interest Paid		0.00
Unallowable G&A		
Unallowable Employee Morale		0.00
Unallowable Vehicle Expense		0.00
Total Unallowable G&A	$	**0.00**
Total Other Expenses	$	**0.00**
Net Other Income	$	**0.00**
Net Income	$	**0.00**

Saturday, Aug 19, 2023 07:20:07 PM GMT-7 - Accrual Basis

necoTech, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Revenue	881,965.00
Total Income	**$881,965.00**
Cost of Goods Sold	
Direct	
Direct Costs	
Material	28,942.22
Rent & Lease - Equipment	17,446.14
Shipping, Freight & Delivery	2,426.97
Total Direct Costs	**48,815.33**
Total Direct	**48,815.33**
Total Cost of Goods Sold	**$48,815.33**
GROSS PROFIT	**$833,149.67**
Expenses	
Charitable Contributions	646.20
Facilities	28.00
Rent/ Lease - Warehouse	35,518.79
Utilities	657.55
Total Facilities	**36,204.34**
Fringe	
Payroll Taxes	20,899.87
Workers Comp Insurance	140.00
Total Fringe	**21,039.87**
General and Administrative	
Bank Charges & Fees	500.00
GA Conferences & Events	5,023.47
GA Dues and Subscriptions	3,305.36
GA Repairs and Maintenance	1,246.08
GA SaaS	2,957.88
GA Small Equipment and Furniture	251.43
GA Supplies	1,106.13
GA Travel	
GA Air Travel	242.09
GA Auto Fuel/Car Charging	457.49
GA Meals	2,034.56
Total GA Travel	**2,734.14**

necoTech, LLC

Profit and Loss
January - December 2022

	TOTAL
Licenses and Taxes	
City Income Tax	264.14
Ohio Commercial Activity Tax	226.18
Patents/Trademarks in Progress	525.00
Total Licenses and Taxes	**1,015.32**
Payroll Processing Fees	1,102.93
Postage and Delivery	347.79
Professional Services	
Accounting	42,337.78
Consulting	73,324.52
Contractors	3,510.00
Legal	559.00
Total Professional Services	**119,731.30**
Website Hosting	303.83
Total General and Administrative	**139,625.66**
Internal Research and Development	
IRAD - Professional Services for Testing	3,000.00
IRAD Contract Overhead	197,510.00
IRAD Materials - Custom Items	20,981.44
IRAD Sub-Contractors	129,100.00
Total Internal Research and Development	**350,591.44**
Overhead	
OH Conferences and Events	17,891.52
OH Equipment Repairs and Maintenance	3,812.03
OH Labor and Personnel	246,945.62
OH Travel	
OH Air Travel	19,440.21
OH Auto Fuel/Car Charging	3,847.84
OH Auto Rental	5,446.96
OH Lodging	23,046.80
OH Meals	11,353.55
OH Parking and Tolls	2,343.65
Total OH Travel	**65,479.01**
Total Overhead	**334,128.18**
Research and Development	280.00
Small Tools & Equipment	2,404.51

	TOTAL
Travel (deleted)	
Other (deleted)	-151.63
Taxi/Ride Share (deleted)	340.47
Total Travel (deleted)	**188.84**
Total Expenses	**$885,109.04**
NET OPERATING INCOME	**$ -51,959.37**
Other Income	
Awards	400.00
Interest Income	3,013.05
Total Other Income	**$3,413.05**
Other Expenses	
Amortization Expense	400.08
Depreciation - 100% Bonus	21,434.00
Interest Paid	1,013.37
Unallowable G&A	60.35
Unallowable GA Employee Morale	842.42
Unallowable Marketing/Advertising	18,044.81
Total Unallowable G&A	**18,947.58**
Total Other Expenses	**$41,795.03**
NET OTHER INCOME	**$ -38,381.98**
NET INCOME	**$ -90,341.35**

necoTech, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase 0327	131,259.18
TOTAL BUS CHK (8568)	84,414.27
Total Bank Accounts	**$215,673.45**
Accounts Receivable	
ACCOUNTS RECEIVABLE	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Assets in Progress	18,025.83
Employee Receivable	1,472.03
UNDEPOSITED FUNDS	0.00
Total Other Current Assets	**$19,497.86**
Total Current Assets	**$235,171.31**
Fixed Assets	
1978 JetVet	13,471.97
A/D - 1978 JetVet	-13,471.97
Total 1978 JetVet	**0.00**
EQUIPMENT	
Asphalt Belt Conveyor	21,434.00
A/D Asphalt Belt Conveyor	-21,434.00
Total Asphalt Belt Conveyor	**0.00**
Mechanical Equipment	8,781.63
Total EQUIPMENT	**8,781.63**
Intangible Assets	
Patent - ERDC	3,000.00
A/A - Patent ERDC	-383.41
Total Patent - ERDC	**2,616.59**
Patent - USAF	3,000.00
A/A - Patent USAF	-333.40
Total Patent - USAF	**2,666.60**
Total Intangible Assets	**5,283.19**
Total Fixed Assets	**$14,064.82**
TOTAL ASSETS	**$249,236.13**

necoTech, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Ramp Credit Card	42,434.83
S. FLAHERTY (9473)	0.00
Total Credit Cards	**$42,434.83**
Other Current Liabilities	
Deferred Revenue	0.00
Loans from Shareholder	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$42,434.83**
Total Liabilities	**$42,434.83**
Equity	
Paid-in Capital	5,000.00
Retained Earnings	39,295.26
SAFE Capital	252,847.39
Net Income	-90,341.35
Total Equity	**$206,801.30**
TOTAL LIABILITIES AND EQUITY	**$249,236.13**